

MOUNTAIN PROVINCE DIAMONDS INC.



MOUNTAIN PROVINCE DIAMONDS
Developing the world's largest new diamond mine





Mountain Province is the joint owner of the Gahcho Kué diamond project in Canada's Northwest Territories, which is the largest diamond mine under development in the world today.

CORPORATE PROFILE

Mountain Province Diamonds Inc. is a Canadian diamond exploration and development company headquartered in Toronto, Ontario. The Company's primary asset is its 44.1% interest in Gahcho Kué, one of Canada's largest high grade diamond deposits. This interest is held through the Gahcho Kué joint venture with De Beers Canada (51%) and Camphor Ventures (4.9%).

The Gahcho Kué Joint Venture controls a highly diamondiferous primary kimberlite cluster located at Kennady Lake, approximately 300 kilometres northeast of Yellowknife in Canada's Northwest Territories. Gahcho Kué is the largest diamond mine under development worldwide, and has the potential to become one of Canada's major diamond mines.

The Joint Venture has appointed De Beers Canada as the project operator. De Beers is solely responsible for funding the project through to commercial production, following which De Beers will have a 60% interest in the project, with Mountain Province retaining a 36% interest.

Based on current development plans, the Gahcho Kué diamond mine will come into production by 2011. With a delineated resource of more than 46 million carats, Gahcho Kué will produce approximately 3 million carats a year over 15 years.

MISSION

Mountain Province plans to maximize shareholder value through the optimal development and operation of the Gahcho Kué mine.

STOCK EXCHANGE INFORMATION

Mountain Province Diamonds trades on the Toronto Stock Exchange (TSX: MPV) and on the American Stock Exchange (AMEX: MDM).

Canada's Northwest Territories



EKATI (Diamond Mine)

DIAVIK (Diamond Mine)

GAMETI

WHATÌ

BEHCHOKÒ (Diamond Mine)

SNAP LAKE (Diamond Mine)

GAHCHO KUÉ

YELLOWKNIFE


MOUNTAIN PROVINCE DIAMONDS INC.

MESSAGE TO SHAREHOLDERS

Fellow Shareholders,

Mountain Province has seen solid progress in the past year as we pushed ahead with the development of the Gahcho Kué project. We have a significant, free-carried interest in an advanced stage project that is the largest diamond mine currently under development worldwide. Our operating partner, De Beers Canada, is technically experienced and financially strong. We are well positioned to benefit from one of the largest, high-grade and long-life diamond deposits globally, situated in the world's most stable diamond producing country.

Our strategy is to ensure the proper, timely and complete exploration of Gahcho Kué to fully delineate the project's entire resources to the highest possible level of confidence, while leveraging the considerable resources and expertise of De Beers to ensure the optimal development and operation of the Gahcho Kué mine. Mountain Province is working closely with De Beers to ensure the project progresses in a timely and appropriate fashion.

The Joint Venture completed a technical study in June 2005 at a cost of CDN$25 million. The study was conducted to a high level of technical confidence but could not be published as a pre-feasibility (economic) study under Canada's National Instrument 43-101 because a significant portion of the resources remain in the "inferred" category. However, our financing and operating partner, De Beers Canada, is confident in the economic potential of our project and decided to commence permitting and advanced exploration.

In July 2005, De Beers approved funding of CDN$38.5 million to progress the project through advanced exploration and permitting. The goals of this program, which will be completed at the end of 2007, are to: upgrade the diamond resources to the indicated category; collect sufficient data to support a definitive feasibility study; establish the potential upside of the project; gather critical data required for the final mine design; and secure construction and operating permits for the Gahcho Kué mine. While we are disappointed that important elements of the 2005/06 winter drill program were not successfully completed, De Beers does not expect this setback to affect the overall project timeline.

We reached a development milestone in November 2005 when the Joint Venture filed applications with the Mackenzie Valley Land and Water Board for permits to construct and operate a mine. The permitting is expected to take between 24 and 36 months. The Joint Venture is committed to best practices in environmental management and community development, and to that end is consulting widely with members of the local communities in our planning process.

Our outlook is positive, as Gahcho Kué is on track to commence production within five years. The project is expected to be an open pit mine, with construction costs of CDN$825 million. It will employ up to 600 people during the peak of its three-year construction period and close to 400 people during the 20-year operational phase of the mine. Diamonds are transforming the economy of the Northwest Territories, and Gahcho Kué will make a significant positive contribution.

Mountain Province is committed to upholding a high standard of corporate governance, and we are driven by integrity and transparency in all we do. We have an experienced Board of Directors and we thank them for their counsel. We also extend our appreciation to our business partners and particularly to our shareholders for their continued confidence and support. We look forward to success in the years ahead.

Sincerely,

(Signed) Patrick Evans

Patrick Evans
President and Chief Executive Officer

July 21, 2006







Gahcho Kué is an exceptional asset by size, quality of resources and project lifespan. It is well situated for exploration, construction, mining, processing and transportation.

INVESTING IN GAHCHO KUÉ

Strategic Location

Gahcho Kué is located in the Northwest Territories – the heart of Canada's diamond industry. It is well situated for exploration, construction, mining, processing and transportation.

Breakdown of Resources

Pipe Resource	Category	Tonnes	Carats	Grade (cpht)[1]	Average Value (US$/ct)[2]
5034	Indicated	8,715,000	13,943,000	160	$ 82.00
	Inferred	4,921,000	8,366,000	170	$ 90.00
Hearne	Indicated	5,678,000	9,676,000	170	$ 70.00
	Inferred	1,546,000	2,373,000	153	$ 70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$ 57.00
Summary	Indicated	14,392,000	23,619,000	164	$ 77.00
	Inferred	17,017,000	22,890,000	135	$ 70.00

1. Resource cut-off is 1.5 mm
2. June 2005 DTC Price Book in US$

Funding

Mountain Province Diamonds has no funding obligations to develop the project or construct a mine. Since March 2000, De Beers has been solely responsible for the financing of the exploration, permitting and development of the project. By producing a bankable feasibility study, De Beers has the right to increase its interest in the Joint Venture to 55%. By further funding the construction of a mine, De Beers can increase its interest in the Joint Venture to 60% following the commencement of commercial production. At that time, Mountain Province will hold 36% and Camphor Ventures will hold 4%.

Development Timeline

2007
Permitting and advanced exploration

2008
Permitting completed
Definitive feasibility study (optimization study) completed
Detailed design and procurement commences

2009
Detailed design and procurement completed
Site preparation and construction commences

2010
Construction continues

2011
Mine commissioning and first production

2012
Full production



The Northwest Territories is the heart of Canada's diamond industry. Canada is fast becoming a new global leader in diamond production and is currently the third largest diamond producer, providing 15% of the world's diamonds by value.

INVESTING IN DIAMONDS

Scarcity of Mines

Mountain Province, through its interest in the Gahcho Kué project, is in an exceptionally advantageous position. Currently, there are only 17 primary diamond mines in operation globally. By 2012, when Gahcho Kué is expected to achieve full production, this number will be reduced to 12. Gahcho Kué will be among the largest and most profitable of the world's primary diamond mines.

Looming Diamond Shortage

The world is facing a looming diamond shortage as global demand increasingly outstrips supply. This is leading to a sharp rise in diamond prices. Today, demand and supply are largely in balance at approximately $11 billion annually. By 2012 – when Gahcho Kué is expected to achieve full production – global demand for diamonds is expected to rise to $18 billion, outstripping supply by approximately $7 billion annually. As a result, diamond prices are projected to rise significantly within the next 10 years.


$22bn
$20bn
$18bn
$16bn
$14bn
$12bn
$10bn
ROUGH DEMAND
ROUGH SUPPLY
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Source: WWW International Diamond Consultants

Powerful New Markets

Despite investments of hundreds of millions of dollars in global exploration, the diamond industry has failed to discover sufficient commercial diamond deposits to replace existing finite mines. Consequently, diamond production is projected to remain flat for at least the next decade. The price support brought on by this shortage is being compounded by the emergence of powerful new markets with strong appetites for diamonds. The U.S. currently accounts for 50% of worldwide diamond sales. However, the largest demand increases are in China and India, which both have a fast-growing middle class, as well as the Middle East.

Canada – The New Diamond Frontier

Canada is quickly becoming a new global leader in diamond production. The country is now the third largest diamond producer, providing almost 15% of the world's diamonds by value.

Currently, De Beers produces approximately 40% of the world's diamonds from its mines in southern Africa. However, many of those mines are mature and are reaching the end of their commercial lives. De Beers allocated 40% of its global exploration budget to Canada in 2003 and 2004. De Beers expects to invest approximately $2 billion in Canada over the next three years as it develops three new diamond mines – its first mines outside of Africa.

Canada's diamonds have gained a worldwide reputation for exceptional gem quality. They are also in high demand because they are produced under strict environmental and social regulations and are not used to finance war, as occurred in some African countries.



Through its partnership with De Beers, Mountain Province has a strong operating partner with extensive experience who is funding and developing the project. Mountain Province has a free-carry through to production.

INVESTMENT HIGHLIGHTS

- **SIZE:** The Gahcho Kué diamond project is a large diamond asset by global standards – resource in excess of 46 million carats and a mine life of 15 years

- **DEVELOPMENT:** The project is at an advanced stage of development – currently in the permitting phase

- **EXPERIENCE:** De Beers Canada is a joint venture partner and the project operator – offering access to considerable resources and experience

- **FUNDING:** Mountain Province has no cost obligations (a free-carry) through to commercial production – De Beers is solely responsible for funding the advanced exploration, permitting, development and construction of the mine

ACHIEVEMENTS IN FISCAL 2006

- Completed technical study, giving De Beers confidence to move forward

- Retained Roscoe Postle and Associates to conduct independent review of technical study

- Filed applications for permits to construct and operate a mine

- Commenced advanced exploration program to upgrade the resource and diamond values, collect data to support the definitive feasibility study and establish the overall potential upside of the project

- Appointed independent consultant to develop market-based valuation of the project's diamonds

HEAD OFFICE

220 Bay Street
14th Floor
Toronto, Ontario M5J 2W4

INVESTOR RELATIONS

Patrick Evans
President and CEO
Tel: 416-361-3562
Fax: 416-603-8565
Email: info@mountainprovince.com

BarnesMcInerney Inc.
Capital Market Communications
Tel: 416-367-5000

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9
604-661-9400

AUDITORS

KPMG LLP
777 Dunsmuir Street
P.O. Box 10426, Pacific Centre
Vancouver, B.C. V7Y 1K3

LEGAL COUNSEL

Weir Foulds LLP
Suite 1600
Stock Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J5

OFFICERS & DIRECTORS

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Carl G. Verley, P.Geol.
Director

David Whittle, CA
Director

Project Statistics	
Resources	46.5 million carats
Average value*	US$83 per carat
Full production rate**	3 million carats per year over 15 years
Average grade >1.5 mm, to the plant	1.64 carats per tonne (indicated category)
Capital cost (Unescalated)**	CDN$825 million
Capital cost (Escalated)**	CDN$960 million
Operating cost**	CDN$65 per tonne
Production scheduled to commence	2011
Life of mine	15 years

*   WWW International Diamond Consultants Report
** De Beers pre-feasibility study








 **MOUNTAIN PROVINCE DIAMONDS INC.**

220 Bay Street
14th Floor
Toronto, Ontario M5J 2W4

www.mountainprovince.com



MOUNTAIN PROVINCE DIAMONDS INC.

MOUNTAIN PROVINCE DIAMONDS
Annual Report 2006

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2006

The following management discussion and analysis ("MD&A") of the operating results and financial position of Mountain Province Diamonds Inc. ("the Company" or "Mountain Province", formerly Mountain Province Mining Inc.) is prepared as at June 27, 2006, (with the subsequent event reference below as of July 24, 2006) and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2006. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

For additional information, reference is made to the Company's Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canada-based resource company which is participating in a joint venture (the "Gahcho Kué Joint Venture") exploring a diamond deposit located in the Northwest Territories ("NWT") of Canada. The Company's primary asset is its 44.1% interest in the Gahcho Kué Joint Venture over the AK leases located in the NWT. The Company and its partner, Camphor Ventures, Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. ("De Beers Canada") in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. Under the agreement, De Beers Canada has the right to earn up to a 60% interest in the Gahcho Kué Joint Venture by taking the property to commercial production.

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, Mountain Province Mining Inc. changed its name to Mountain Province Diamonds Inc. In the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Corporation to write-off costs capitalized to date.

Project Technical Study
The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June, 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

Exploration

In January 2006, the Corporation announced details of the advanced exploration program at the Gahcho Kué Diamond project. The focus of the program, which is being managed by the project operator De Beers Canada, is to upgrade the diamond resource of the north lobe of the 5034 kimberlite pipe to the indicated category; improve the Joint Venture's understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the casing drill operator to successful case the planned holes. Twenty-five of 31 planned core drill holes were completed.

As currently proposed, the Gahcho Kué project is expected be an open pit mine. Capital costs to construct the mine are estimated by De Beers Canada to be C$ 825 million. Employment of up to 600 people is proposed during the peak of its three-year construction period, and close to 400 people during the operations phase of the mine. Based on the current resource, the project is expected to have a life of 20 years from start of construction to closure, and will produce an average of 3 million carats annually over 15 years of operations.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)	Average Value (US$/ct) (2)
5034	Indicated	8,715,000	13,943,000	160	$82.00
	Inferred	4,921,000	8,366,000	170	$90.00
Hearne	Indicated	5,678,000	9,676,000	170	$70.00
	Inferred	1,546,000	2,373,000	153	$70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00
Summary	**Indicated**	**14,392,000**	**23,619,000**	**164**	**$77.00**
	Inferred	**17,017,000**	**22,890,000**	**135**	**$70.00**

1. Resource cut-off is 1.5mm
2. June 2005 Diamond Trading Centre Price Book in US$

In 2005, the Joint Venture retained four leases for the development of the Gahcho Kué project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km respectively, from the Gahcho Kué project), were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004. The Company is currently reviewing options to recommence exploration of the Kelvin and Faraday kimberlites.

RESULTS OF OPERATIONS

Selected Annual Information

	2006	**2005**	**2004**
Interest revenue	$ 12,173	$ 13,112	$ 12,127
Expenses	(1,132,061)	(848,502)	(1,231,491)
Write-down of long-term investments	(1,080,000)	(1,860,000)	-
Gain on sale of mineral properties	-	4,226,634	-
Write-down of mineral properties and deferred exploration	-	-	(589,669)
Net (loss) earnings for the year	(2,199,888)	1,531,244	(1,813,005)
Basic and diluted (loss) earnings per share	(0.04)	0.03	(0.04)
Cash flow (used in) from operations	(727,123)	(858,014)	(1,019,586)
Cash and cash equivalents, end of period	845,452	1,001,104	914,494
Total assets	34,874,288	36,038,157	33,513,553
Total long-term financial liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

Year ended March 31, 2006
The Company had a loss of $2,199,888 (or $0.04 per share) for the fiscal year ended March 31, 2006, compared to income of $1,531,244 (or $0.03 per share) for the same period ended March 31, 2005.

Other than operating expenses, the majority of this loss was due to the Company's write down of $1,080,000 in its long term investment related to Northern Lion Gold Corp. Operating expenses were $1,132,061 for the year ended March 31, 2006 compared to $848,502 for the same period ended March 31, 2005. Increased consulting fees for the year (2006 - $309,217; 2005 - $141,586) were somewhat offset by lower professional fees (2006 - $166,150; 2005 - $235,680) in the year. Included in consulting fees were the amounts paid to Jan Vandersande in his capacity as the former President and CEO until October 31, 2005 in the amount of $102,127 (2005 - $131,905), and to Patrick Evans as President and CEO from November 7, 2005 to the yearend in the amount of $56,074 (2005 - $nil) as well as recruitment costs and the outside engineering and other consulting associated with the Gahcho Kué Joint Venture. The incremental Professional fees for 2005 included costs associated with listing the Company on Amex with trading beginning April 4, 2005. Also contributing to the net loss for March 31, 2006 is stock-based compensation expense of $314,879 (2005 - $189,400) as a result of options issued during the year to an officer of the Company, as well as increased directors' fees and honourarium of $37,500 for March 31, 2006 compared to $2,700 for the year ended March 31, 2005. Promotion and investor relations expense has increased from March 31, 2005's level of $30,503 to $108,184 for the year ended March 31, 2006 as a result of increased promotion and investor relations activity. Regulatory and filing fees during the year ended March 31, 2006 are less than those of March 31, 2005 (2006 - $99,794; 2005 - $114,459) with the completion of the Amex listing application in the March 31, 2005 fiscal year. Office and miscellaneous expenses (2006 - $43,647; 2005 - $89,941) are down due to cost cutting measures taken in the year ending March 31, 2005, and low ongoing administration costs for the Company.

Summary of Quarterly Results

2006 Fiscal Year

	Fourth Quarter March 31, 2006	Third Quarter December 31, 2005	Second Quarter September 30, 2005	First Quarter June 30, 2005
Interest Income (expense)	$ 5,893	$ 5,614	$ (361)	$ 1,027
Expenses	(439,934)	(316,601)	(256,689)	(118,837)
Write-down of long-term investments	-	-	(1,080,000)	-
Net income (loss)	(438,590)	(311,707)	(1,331,781)	(117,810)
Net income (loss) per share (basic)	(0.008)	(0.006)	(0.025)	(0.002)
Cash flow from (used in) operations	(277,929)	(36,035)	(240,581)	(172,578)
Cash and cash equivalents, end of period	845,452	804,631	738,886	846,071
Assets	34,874,288	34,835,554	34,775,760	35,913,588
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

2005 Fiscal Year

	Fourth Quarter March 31, 2005	Third Quarter December 31, 2004	Second Quarter September 30, 2004	First Quarter June 30, 2004
Interest Income	$ 1,056	$ 11,251	$ 283	$ 522
Expenses	(373,360)	(114,665)	(204,902)	(155,575)
Gain on sale of mineral properties	4,226,634	-	-	-
Write-down of long-term investments	(1,860,000)	-	-	-
Net income (loss)	1,952,020	(99,984)	(165,619)	(155,173)
Net income (loss) per share	0.037	(0.000)	(0.000)	(0.003)
Cash flow from (used in) operations	(192,007)	(234,237)	(181,849)	(249,921)
Cash and cash equivalents, end of period	1,001,104	1,170,268	732,587	757,575
Assets	36,038,157	33,844,665	33,374,711	33,361,051
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fourth Quarter 2006

The Company's net loss during the three months ended March 31, 2006 increased to $438,590 or a loss of $0.008 per share compared with a net income of $1,952,020 or 0.037 per share for the fourth quarter ended March 31, 2005. The fourth quarter ended March 31, 2006 includes incremental consulting costs for outside consulting services over the prior year as well as listing fees for the Toronto Stock Exchange and American Stock Exchange being paid in the quarter. The quarter ended March 31, 2005 recorded the gain on sale of mineral properties of $4,226,634, as well as a write-down on the cost of the Northern Lion shares recorded as long-term investments.

SUBSEQUENT EVENT

On July 24, 2006, the Company announced completion of the acquisition of 4,892,750 common shares of Camphor Ventures Inc. ("Camphor"), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 shares of the Company for each 100 Camphor shares, resulting in the issuance of 1,944,868 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $808,267 at March 31, 2006 ($1,040,723 as at March 31, 2005), and cash and cash equivalents of $845,452 ($1,001,104 at March 31, 2005). The Company had no long-term debt at either March 31, 2006 or March 31, 2005. The Company does not incur any direct costs in connection with the Gahcho Kué Project as De Beers Canada is responsible for all exploration, development, permitting and construction costs to commercial production.

During the year, the Company received $634,850 by issuing 465,000 shares upon the exercise of various stock options (2005 - $981,730 issuing 1,408,736 shares upon the exercise of options).

Subsequent to the year-end, the Company received proceeds of $776,250 through the exercise of options by directors. With cash on hand of approximately $1,330,000 as at June 27, 2006, the Company believes it has sufficient capital for planned spending through fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following transactions with related parties occurred in the year, and relate to consulting, professional, management, property evaluation, directors' fees and administrative services provided by directors and companies in which directors have an interest:

a) $18,000 (2005 - $36,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

b) $6,000 (2005 - $4,050) was accrued or paid to a director for consulting fees

c) $37,500 (2005 - $nil) was accrued as directors' fees for the fiscal year ended March 31, 2006.

d) A $3,000 (2005 - $3,000) payable balance continues to remain owing to a director as reimbursement for expenses relating to Mountain Glen

e) $102,127 (2005 - $131,905) was paid to the former President, CEO and director pursuant to a former consulting agreement.

f) $56,074 (2005 - $nil) was paid to the current President, CEO and director pursuant to his consulting agreement.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management's estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for mineral properties represent the Company's assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. There are currently no known events that are believed to impact the Company's current assessment.

The Company expenses all stock based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company's shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company made no changes to its accounting policies or practices during the year.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province's business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company's common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with both the President, CEO and director, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On March 31, 2006, there were 53,075,847 shares issued and 1,060,000 stock options outstanding expiring from May 11, 2006 to January 30, 2011. There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the year, the Company received $634,850 from the exercise of 465,000 stock options.

Subsequent to the yearend, there were 555,000 options exercised, increasing the shares issued to 53,630,847, and reducing the outstanding options to 505,000 as at the date of this report. The Company received $776,250 for the exercise of the stock options subsequent to yearend.

DISCLOSURE CONTROLS AND PROCEDURES
Management has ensured that there are disclosure controls and procedures which provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. Management believes these disclosure controls and procedures have been effective during the year ended March 31, 2006.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS
Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect management's best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company's last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) Patrick C. Evans

Patrick C. Evans
President and Chief Executive Officer

(Signed) Jennifer M. Dawson

Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

May 19, 2006
    and July 24, 2006

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2006, 2005 and 2004



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone   (604) 691-3000
Fax   (604) 691-3031
Internet   www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2(i) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 10 to the consolidated financial statements.

(Signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

May 19, 2006, except as to note 7(f)(ii)
   which is as of July 24, 2006

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2006 and 2005

		2006		2005
Assets				
Current assets				
Cash and cash equivalents	$	845,452	$	1,001,104
Marketable securities (Note 3)		71,392		71,392
Accounts receivable		66,637		26,324
Advances and prepaid expenses		6,052		36,879
		989,533		1,135,699
Long-term investment (Note 4)		1,400,000		2,480,000
Mineral properties (Note 6)		1,552,553		1,552,553
Deferred exploration costs (Note 6)		30,929,049		30,865,670
Equipment (Note 5)		3,153		4,235
Total assets	$	34,874,288	$	36,038,157
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities (Note 8)	$	181,266	$	94,976
Shareholders' equity:				
Share capital (Note 7(b))		58,253,663		57,607,786
Contributed surplus (Note 7(e))		561,777		257,925
Deficit		(24,122,418)		(21,922,530)
Total shareholders' equity		34,693,022		35,943,181
Total liabilities and shareholders' equity	$	34,874,288	$	36,038,157

Nature of operations (Note 1)
Subsequent events (Note 7(f))

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

(Signed) Jonathan Comerford   Director

(Signed) Patrick C. Evans   Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

	2006	2005	2004
Expenses:			
Amortization	$ 1,082	$ 2,136	$ 2,853
Consulting fees (Note 8)	309,217	141,586	182,846
Directors' fees and honourarium	37,500	2,700	33,350
Interest and bank charges	1,231	983	1,137
Office and miscellaneous	43,647	89,941	78,619
Professional fees (Note 8)	166,150	235,680	307,441
Promotion and investor relations	108,184	30,503	94,803
Rent	10,396	18,466	23,600
Salaries and benefits	-	-	78,805
Severance and contract termination	-	-	368,668
Stock-based compensation (Note 7(c))	314,879	189,400	-
Transfer agent and regulatory fees	99,794	114,459	37,890
Travel	39,981	22,648	21,479
	1,132,061	848,502	1,231,491
Other earnings (expenses):			
Gain on sale of mineral properties	-	4,226,634	-
Write-down of long-term investments (Note 4)	(1,080,000)	(1,860,000)	-
Interest	12,173	13,112	12,127
Loss on disposal of equipment	-	-	(3,972)
Write-down of mineral properties and deferred exploration	-	-	(589,669)
	(1,067,827)	2,379,746	(581,514)
Net (loss) earnings for the year	(2,199,888)	1,531,244	(1,813,005)
Deficit, beginning of year	(21,922,530)	(23,378,874)	(21,565,869)
Adjustment on adoption of new accounting standard for stock based compensation (Note 2(i))	-	(74,900)	-
Deficit, end of year	$ (24,122,418)	$ (21,922,530)	$ (23,378,874)
Basic and diluted (loss) earnings per share	$ (0.04)	$ 0.03	$ (0.04)
Weighted average number of shares outstanding	52,783,833	51,781,905	50,759,430

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

	2006	2005	2004
Cash provided by (used in):			
Cash flows provided by (used in) operating activities:			
Net (loss) earnings for the year	$ (2,199,888)	$ 1,531,244	$ (1,813,005)
Items not involving cash:			
Amortization	1,082	2,136	2,853
Stock-based compensation expense	314,879	189,400	156,000
Gain on sale of mineral properties	-	(4,226,634)	-
Write-down of long-term investments	1,080,000	1,860,000	-
Loss on disposal of equipment	-	-	3,972
Write-down of mineral properties and deferred exploration	-	-	589,669
Changes in non-cash operating working capital			
Accounts receivable	(40,313)	(7,891)	6,508
Advances and prepaid expenses	30,827	(28,499)	1,816
Accounts payable and accrued liabilities	86,290	(177,770)	32,651
Due to related party	-	-	(50)
	(727,123)	(858,014)	(1,019,586)
Cash flows provided by (used in) investing activities:			
Mineral properties	(63,379)	(37,106)	-
Proceeds on sale of equipment	-	-	4,002
	(63,379)	(37,106)	4,002
Cash flows provided by financing activities:			
Issuance of shares, net of share issue costs	634,850	981,730	720,002
Increase (decrease) in cash and cash equivalents	(155,652)	86,610	(295,582)
Cash and cash equivalents, beginning of year	1,001,104	914,494	1,210,076
Cash and cash equivalents, end of year	$ 845,452	$ 1,001,104	$ 914,494
Supplementary information:			
Income taxes paid	$ -	$ -	$ 8,307
Non-cash transactions			
Shares issued in exchange for sale of Haveri property (Note 6(b))	-	4,340,000	-
Shares issued in exchange for sale of Baffin Island claim (Note 6(c))	-	39,000	-
Shares issued pursuant to consulting agreement (Note 8)	-	-	156,000

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

1. **Nature of operations:**

   During the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

   The Company is in the process of exploring its mineral properties primarily in conjunction with third parties (Note 6) and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

2. **Significant accounting policies:**

   These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles and practices prescribed by the Securities and Exchange Commission, is included in Note 10.

   (a) **Basis of consolidation:**

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

   (b) **Cash and cash equivalents:**

   Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

   (c) **Marketable securities:**

   Marketable securities are carried at the lower of cost and quoted fair market value.

   (d) **Long-term investments:**

   The long-term investment has arisen on the sale of mineral property interests in exchange for shares of the purchaser and is accounted for by the cost method. Earnings from long-term investment are recognized only to the extent received. The investment is written down when there has been a loss in value that is other than a temporary decline.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

2.   Significant accounting policies (continued):

(e)   Mineral properties and deferred exploration costs:

The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts reported as mineral properties and deferred exploration costs represent unamortized costs to date, less write-downs, and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(f)   Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate
Furniture and equipment	20%
Computers	30%

(g)   Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist of mineral property interests (including deferred exploration costs) and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of a long-lived asset is then determined by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

2. Significant accounting policies (continued):

(h) Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2006 and 2005, the Company has determined that it does not have material obligations for asset retirement obligations.

(i) Stock-based compensation:

The Company expenses the fair value of all stock options, calculated using the Black-Scholes option pricing model, over the vesting period commencing April 1, 2004.

For the period from April 1, 2002 to March 31, 2004, the Company applied the fair value method of accounting for stock options granted to consultants and the settlement method for stock options granted to employees and directors. Under the settlement method, no stock-based compensation expense was recognized for options granted and proceeds received on the issuance of share capital pursuant to the exercise of stock options is credited to share capital. The pro forma effect of applying the fair value method for options granted to employees and directors to loss and loss per share for the years ended March 31, 2004 is disclosed in Note 7(c) to these consolidated financial statements. Prior to April 1, 2002, the Company applied the settlement method to all stock options granted.

As permitted, effective April 1, 2004, the Company has adopted the fair value based method for employee and director stock options granted on or after April 1, 2002, on a retroactive basis without restatement of prior periods.

The retroactive adoption of the changes discussed above resulted in an increase to opening deficit as at April 1, 2004 of $74,900 with respect to employee and director stock options granted in 2004 and 2003, an increase to the contributed surplus as at April 1, 2004 of $54,586 and an increase to share capital as at April 1, 2004 of $20,314 with respect to employee and director stock options granted and exercised in 2004 and 2003.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

2. **Significant accounting policies (continued):**

(j) **Income taxes:**

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(k) **Earnings (loss) per share:**

Basic earnings (loss) per share is calculated by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, earnings (loss) available to the common shareholders equals the reported earnings or loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(l) **Foreign currency translation:**

Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(m) **Financial instruments:**

The fair values of the Company's cash and cash equivalents, accounts receivable, advances and prepaid expenses, accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Notes 3 and 4, respectively.

(n) **Use of estimates:**

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, and long-term investment, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

2. **Significant accounting policies (continued):**

   (o)   Comparative figures:

   Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

3. **Marketable securities:**

   The quoted market value of marketable securities at March 31, 2006 was $217,512 (2005 - $134,772).

4. **Long-term investment:**

   The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. ("Northern Lion"), acquired upon disposal of the Company's remaining interest in the Haveri property (Note 6(b)). The common shares are subject to a hold period expiring February 24, 2007, following which the Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. The Company has also agreed to provide Northern Lion's management a proxy for the purpose of voting the common shares for a period of three years. On acquisition, the Company recorded a gain on the sale in the amount of $4,187,634. During the year ended March 31, 2006 and 2005, the Company recorded $1,080,000 and $1,860,000 respectively, as other than a temporary write-down of investments.

   The quoted market value of the long-term investments at March 31, 2006 was $2,280,000 (2005 - $2,480,000).

5. **Equipment:**

   2006:

	Cost	Accumulated Amortization	Net Book Value
Furniture	$ 11,088	$ (9,481)	$ 1,607
Equipment	4,065	(4,065)	-
Computers	14,584	(13,038)	1,546
	$ 29,737	$ (26,584)	$ 3,153

   2005:

	Cost	Accumulated Amortization	Net Book Value
Furniture	$ 11,088	$ (9,079)	$ 2,009
Equipment	4,065	(4,048)	17
Computers	14,584	(12,375)	2,209
	$ 29,737	$ (25,502)	$ 4,235

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

6.   **Mineral properties and deferred exploration:**

Acquisition costs:

	2006	2005
Gahcho Kue Project	$ 1,552,553	$ 1,552,553

Deferred exploration:

	Gahcho Kue Project	Baffin Island Project	Total
Balance, March 31, 2003	$ 30,861,544	$ 559,949	$ 31,421,493
Write-down of deferred exploration costs	-	(559,949)	(559,949)
Balance, March 31, 2004	30,861,544	-	30,861,544
Exploration expenditures:			
Consulting and other professional services	4,126	-	4,126
Balance, March 31, 2005	30,865,670	-	30,865,670
Geophysical	3,220	-	3,220
Due Diligence	60,159	-	60,159
Balance, March 31, 2006	$ 30,929,049	$ -	$ 30,929,049

(a)   Gahcho Kue Project:

The Company currently holds a 44.1% interest in the Gahcho Kue project located in the District of Mackenzie, Northwest Territories, Canada. Other interests are held by De Beers Canada Exploration Inc. ("De Beers Canada") (51%) and Camphor Ventures Inc. ("Camphor") (4.9%). De Beers Canada has been granted the right to earn up to a 60% interest in the Gahcho Kue project.

De Beers Canada has agreed to carry all costs incurred and has committed to certain minimum expenditures and activities per year. Decisions are to be made jointly (via a management committee consisting of two members each from De Beers Canada and the Company) as to the further progress of the project, and specifically the timing of possible full feasibility study. Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a bankable feasibility study. If they do not proceed with the feasibility study, De Beers Canada's interest will be diluted down to 30%.

Upon completion of a bankable feasibility study, De Beers Canada's interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers Canada's interest shall increase to 60%.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

6.   **Mineral properties and deferred exploration (continued):**

(a)   **Gahcho Kue Project (continued):**

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by them outside of the Kennady Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

On November 26, 2003, the Board of Directors of De Beers Canada approved the commencement of a pre-feasibility study on the Gahcho Kue Project. The estimated $25 million cost was borne entirely by De Beers Canada. The in-depth pre-feasibility project was completed in mid-2005 showing that an internal rate of return of 15% can be achieved and the project is proceeding with permitting and advanced exploration.

(b)   **Haveri Project:**

The Company had a 100% interest in the Haveri Project, a mineral property located 175 kilometres north of Helsinki, Finland. On October 10, 2002, Northern Lion was granted an option to acquire a 70% undivided interest in the Haveri property, in exchange for expending a total of $1,650,000 in exploration and development expenditures by October 10, 2005. Northern Lion completed the necessary expenditures during the year ended March 31, 2005 and exercised its option to acquire a 70% interest in the Haveri property.

During the year ended March 31, 2005, the Company sold its remaining 30% interest in the Haveri property in exchange for 4,000,000 common shares of Northern Lion (Note 4).

(c)   **Baffin Island Project:**

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less than $300,000 on or before July 13, 2000. The Company incurred the minimum required expenditure and exercised its option. Subsequent to entering into the agreement, the Company staked another claim that was subject to the option agreement.

During the year ended March 31, 2004, the property and related deferred exploration was written down to a nil value as the Company would not be proceeding with further exploration and would not be renewing the claims.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

6.   **Mineral properties and deferred exploration (continued):**

(c)   **Baffin Island Project: (continued)**

On September 27, 2004, the Company sold its interest in the one remaining Baffin Island mining claim to Patrician Diamonds Inc. ("Patrician") in exchange for 325,000 common shares of Patrician, the reservation of a 1% Net Smelter Royalty and the agreement to honour a 1% Net Smelter Royalty in favour of two stakeholders, which the Company has the unrestricted right and option to acquire upon payment of $1,000,000. The Company recorded a gain on the sale in the amount of $39,000, during the year ended March 31, 2005.

7.   **Share capital:**

(a)   **Authorized**

Unlimited number of common shares without par value

(b)   **Issued and fully paid:**

	Number of Shares	Amount
Balance, March 31, 2003	50,582,071	$ 55,719,260
Issued pursuant to consulting agreement (Note 8)	60,000	156,000
Exercise of stock options	560,040	720,002
Balance, March 31, 2004	51,202,111	56,595,262
Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	-	20,314
Exercise of stock options	202,858	282,321
Exercise of warrants	1,205,878	699,409
Value on stock options exercised	-	10,480
Balance, March 31, 2005	52,610,847	57,607,786
Exercise of stock options	465,000	634,850
Value on stock options exercised	-	11,027
Balance, March 31, 2006	53,075,847	$ 58,253,663

On March 30, 2004, the Company cancelled 16,015,996 shares previously owned by its wholly-owned subsidiary Mountain Glen Mining Inc. ("Mountain Glen") that were received by the Company on the wind up of Mountain Glen. The cancelled shares have been excluded from the above table for all periods presented.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

7. **Share capital (continued):**

(c) **Stock options:**

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999.

The following presents the continuity of stock options outstanding:

	Number of Options		Weighted Average Exercise Price
Balance, March 31, 2003	2,399,100	$	1.46
Granted (i)	12,858	$	1.40
Exercised	(560,040)	$	1.29
Expired	(324,060)	$	2.19
Cancelled	(200,000)	$	1.32
Balance, March 31, 2004	1,327,858	$	1.37
Granted (ii)	200,000	$	1.96
Exercised	(202,858)	$	1.39
Balance, March 31, 2005	1,325,000	$	1.48
Granted (iii)	200,000	$	3.57
Exercised	(465,000)	$	1.37
Balance, March 31, 2006	1,060,000	$	1.90

The following are the stock options outstanding and exercisable at March 31, 2006.

Expiry Date	Black Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
May 11, 2006	$ -	215,000	0.11 years	$ 1.25
May 11, 2006	-	340,000	0.11 years	$ 1.50
December 21, 2006	-	50,000	0.73 years	$ 0.67
October 21, 2007	33,079	30,000	1.56 years	$ 1.36
March 21, 2008	24,419	25,000	1.98 years	$ 2.06
October 1, 2009	189,400	200,000	3.51 years	$ 1.96
November 1, 2010	127,571	100,000	4.59 years	$ 2.63
January 30, 2011	187,308	100,000	4.84 years	$ 4.50
	$ 561,777	1,060,000	1.74 years	$ 1.90

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

7. **Share capital (continued):**

(c)   **Stock options (continued):**

(i)   During the year ended March 31, 2004, the Company granted 12,858 options to an employee at an exercise price of $1.40 per share. The Black-Scholes value of the options granted was $0.38 per option or $4,943 in aggregate. In accordance with the Company's accounting policy (Note 2(i)), no compensation expense was recorded for share options granted to directors and employees during the year ended March 31, 2004.

(ii)   During the year ended March 31, 2005, the Company granted 200,000 options to directors of the Company at an exercise price of $1.96 per share, vesting immediately and expire on October 1, 2009. The Black-Scholes value of the options granted was $0.95 per option or $189,400 in aggregate.

(iii) During the year ended March 31, 2006, the Company granted 200,000 options to an officer of the Company of which 100,000 are at an exercise price of $2.63 and 100,000 are at an exercise price of $4.50 per share. These options vested 50% immediately and 50% vest 1 year after grant. The Black-Scholes value of the options granted was $1.80 per option or $180,000 in the aggregate and $3.211 or $321,100 in the aggregate, respectively. These options expire November 1, 2010 and January 30, 2011 respectively. During the year ended March 31, 2006, the Company recorded compensation expense of $127,571 for the first grant and $187,308 for the second grant.

The table below presents the net loss and net loss per share if the Black-Scholes fair value method of accounting was used for stock options granted to employees and directors for the year ended March 31, 2004. The pro forma adjustments presented below pertain to the new options granted to employees since adoption of the stock-based compensation standards on April 1, 2002. As discussed in Note 2(i), the pro forma adjustment amounts below were recorded as a cumulative adjustment to deficit as at April 1, 2004.

	2006	**2005**	**2004**
Net loss as reported	$ (2,199,888)	$ 1,531,244	$ (1,813,005)
Pro forma adjustment	-	-	(4,943)
Pro forma net loss	$ (2,199,888)	$ 1,531,244	$ (1,817,948)
Pro forma basic and diluted loss per share	$ (0.04)	$ 0.03	$ (0.04)

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions

	2006	**2005**	**2004**
Dividend yield	0%	0%	0%
Expected volatility	84%-89.78%	50%	93%
Risk-free interest rate	3.9%	4.1%	3.0%
Expected lives	5 years	5 years	5 to 8 months

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

7.   Share capital (continued):

(d)   Warrants:

The following presents the continuity of share purchase warrants outstanding:

	Number of Warrants		Weighted Average Exercise Price
Balance, March 31, 2003 and March 31, 2004	1,205,878	$	0.58
Exercised	(1,205,878)	$	0.58
Balance, March 31, 2005 and March 31, 2006	-	$	-

(e)   Contributed surplus:

	Amount
Balance, March 31, 2003 and March 31, 2004	$ 24,419
Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	74,900
Less: value of options exercised prior to adoption of new standard and value transferred to share capital	(20,314)
Grant of stock options	189,400
Value on exercise of stock options transferred to share capital	(10,480)
Balance, March 31, 2005	257,925
Issuance of stock options	314,879
Value on exercise of stock options transferred to share capital	(11,027)
Balance, March 31, 2006	$ 561,777

(f)   Subsequent events:

(i)   Subsequent to March 31, 2006, 555,000 options were exercised for proceeds of $776,250.

(ii)   On July 24, 2006, the Company announced completion of the acquisition of 4,892,750 common shares of Camphor Ventures Inc. ("Camphor"), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 shares of the Company for each 100 Camphor shares, resulting in the issuance of 1,944,868 common shares of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

8.   **Related party transactions:**

As at March 31, 2006, $40,500 (2005 - $6,210; 2004 - $3,000) was owed to directors or companies controlled by directors of the Company, primarily for unpaid directors' fees. Amounts are payable on demand, unsecured and non-interest bearing.

During the year ended March 31, 2006, the Company paid $24,000 (2005 - $40,050; 2004 - $197,896) for consulting, professional, management, property evaluation and administration services to directors and to companies in which directors have an interest.

During the year ended March 31, 2004, the Company entered into a new consulting agreement with the former President of the Company. As compensation for terminating his old consulting agreement, the director received US$120,000 paid in 12 equal monthly instalments commencing January 1, 2004. As at March 31, 2004, the remaining US$90,000 was included in accounts payable and accrued liabilities. No amounts are unpaid at March 31, 2005. As further compensation, 60,000 shares were issued to the President on February 20, 2004 with 55,000 shares held in escrow to be released in 11 equal monthly portions commencing February 27, 2004. The value of the shares based on quoted market prices on the date of issuance, was $156,000 and this amount along with the US$120,000 cash payment, was charged to contract termination expense during the year ended March 31, 2004. During the year ended March 31, 2006, the former President was paid $102,127 (2005 - $131,905) (US$7,500 per month plus benefits) pursuant to a former consulting agreement.

During the year ended March 31, 2006, the Company entered into a consulting agreement with the new President and Director of the Company. Compensation per the agreement is $12,500 per month. During the year ended March 31, 2006, the new President was paid $56,074 pursuant to this consulting agreement.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.   **Income taxes**

Income tax recovery differs from the amounts computed by applying the combined federal and provincial tax rates of 36.1% for the years ended March 31, 2006 and 2004, respectively, primarily as a result of tax benefits which have not been recognized.

Income tax expense differs from the amounts computed by applying the combined federal and provincial tax rate of 36.1% to pre-tax income for the year ended March 31, 2005 primarily as a result of income which has been offset by unrecognized mineral property tax pools.

The tax effect of the significant components within the Company's future tax asset (liability) are as follows:

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

9. Income taxes (continued)

	2006	2005	2004
Mineral properties and deferred exploration	$ 682,300	$ 579,000	$ 1,756,000
Loss carry forwards	1,962,200	2,168,000	2,095,000
Equipment	155,300	172,000	172,000
Long-term investment	503,100	308,200	-
Other	-	6,000	3,000
	3,302,900	3,233,200	4,026,000
Valuation allowance	(3,302,900)	(3,233,200)	(4,026,000)
Net future income tax asset (liability)	$ -	$ -	$ -

At March 31, 2006, the Company has available losses for income tax purposes totaling approximately $6.0 million, expiring at various times from 2006 to 2016. Of the available losses, $1.7 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $34.6 million, which may be carried forward and utilized to reduce future taxable income. Included in the $34.6 million of tax pools is $24.9 million that is successored, which can only be utilized against taxable income from specific mineral properties.

10. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 2, these financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") follows:

(a) **Mineral properties and deferred exploration costs:**

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes. The Company also expenses mineral property acquisition costs for US GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10. **Reconciliation to United States generally accepted accounting principles ("US GAAP")**
(Continued):

(b) **Stock-based compensation**

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by FAS 123, the Company has elected to continue measuring compensation costs using the intrinsic value method of accounting for stock-based compensation as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors results in no material expense for US GAAP purposes.

Under FAS 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted April 1, 2002, and the application of this accounting policy for US GAAP purposes does not result in a measurement difference for grants made in the years ended March 31, 2003 and 2004. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using an option pricing model, would cumulatively be $1,704,000 from the date of adoption of FAS 123 to March 31, 2002.

Effective April 1, 2004, the Company adopted the revised provisions of the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". As a result, the Company now expenses the fair value of all stock options, calculated by using the Black-Scholes option pricing model commencing April 1, 2004.

For Canadian GAAP purposes, as permitted, the Company has adopted the fair value based method to all employee and director stock options granted on or after April 1, 2002, without restatement of prior periods. An adjustment has been made to contributed surplus and deficit as at April 1, 2004 in the amount of $74,900 to reflect the cumulative effect of the change in accounting policy, consistent with that permitted under the retroactive restatement method. An amount of $20,314 has also been transferred from contributed surplus to share capital as at April 1, 2004 in respect of employee and director options exercised during the years ended March 31, 2004 and 2003. In addition, the Company has booked stock-based compensation during the year ended March 31, 2006 of $314,879 (2005 - $189,400) for employee and director stock options. Under US GAAP, these adjustments and stock-based compensation amounts would not be recorded.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10.   Reconciliation to United States generally accepted accounting principles ("US GAAP") (Continued):

(c)   Unrealized holding gains and losses on marketable securities and long-term investments:

Statement of Financial Accounting Standards Board No. 115, "Accounting for Investments in Debt and Equity Securities" ("FAS 115") requires that the Company's marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders' equity unless a decline in value is considered to be other then temporary. The Company's marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2006, there is a cumulative unrealized gain of $146,120 (2005 - $63,380; 2004 - $49,930) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $82,740, $13,450 and $(17,856) for each of the years ended March 31, 2006, 2005 and 2004, respectively.

The Company's long-term investments are presented at the lower of cost or market value under Canadian GAAP and would also be accounted for as available-for-sale securities under US GAAP. At March 31, 2006, there is a cumulative unrealized gain of $880,000 (2005 - Nil) between the carrying value and fair value of long-term investments which has been recorded through comprehensive income for US GAAP purposes in the amounts of $880,000 (2005 - Nil) for each of the years ended March 31, 2006, and 2005 respectively.

(d)   Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 ("FAS 130") "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders' equity. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the year ended March 31, 2006, the Company has recorded an unrealized holding gain (loss) of $82,740 (2005 – $13,450); 2004 - ($17,856)) on marketable securities classified as "available-for-sale", and on long-term investments of $880,000 (2005 - Nil) as a component of comprehensive income under US GAAP.

(e)   Recent accounting pronouncements:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which replaces FASB's SFAS No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123. SFAS No. 123R will be effective for the Company commencing April 1, 2006. The Company has not yet determined the effect the adoption of SFAS No. 123R will have on its consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10. **Reconciliation to United States generally accepted accounting principles ("US GAAP")**
    (Continued):

    (f) **Reconciliation:**

    The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

As at March 31,	2006	2005
(i) Total assets:		
Total assets, under Canadian GAAP	$ 34,874,288	$ 36,038,157
Adjustment for mineral property acquisition and deferred exploration costs (Note 10(a))	(32,481,602)	(32,418,223)
Adjustment for change in fair value of available-for-sale marketable securities (Note 10(c) and (d))	146,120	63,380
Adjustment for change in fair value of long-term investments (Note 10(c) and (d))	880,000	-
Total assets, under US GAAP	$ 3,418,806	$ 3,683,314
(ii) Share capital:		
Share capital, under Canadian GAAP	$ 58,253,663	$ 57,607,786
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 10(b))	(20,314)	(20,314)
Share capital, under US GAAP	$ 58,233,349	$ 57,587,472
(iii) Contributed surplus		
Contributed surplus, under Canadian GAAP	$ 561,777	$ 257,925
Adjustment for grant of employee stock options (Note 10(b))	(504,279)	(189,400)
Adjustment on adoptions of new accounting standard for stock-based compensation (Note 10(b))	(74,900)	(74,900)
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 10(b))	20,314	20,314
Adjustment for stock-based compensation (Note 10(b))	1,704,000	1,704,000
Contributed surplus, under US GAAP	$ 1,706,912	$ 1,717,939

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10. **Reconciliation to United States generally accepted accounting principles ("US GAAP") (Continued):**

    (f) Reconciliation (continued):

As at March 31,	2006	2005
(iv) Accumulated other comprehensive income:		
Adjustment for fair value of available		
for sale marketable securities (Note 10(c) and (d))	$ 146,120	$ 63,380
Adjustment for fair value of long-term		
investments (Note 10(c) and (d))	880,000	-
Accumulated other comprehensive income,		
under US GAAP	$ 1,026,120	$ 63,380
(v) Deficit:		
Deficit, under Canadian GAAP	$ (24,122,418)	$ (21,922,530)
Adjustment for mineral property acquisition costs		
and deferred exploration (Note (10(a))	(32,481,602)	(32,418,223)
Grant of stock options (Note 10(b))	504,279	189,400
Adjustment on adoption of new accounting standard		
for stock-based compensation (Note 10(b))	74,900	74,900
Adjustments for stock-based compensation		
(Note 10(b))	(1,704,000)	(1,704,000)
Deficit, under US GAAP	$ (57,728,841)	$ (55,780,453)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10. **Reconciliation to United States generally accepted accounting principles ("US GAAP") (Continued):**

    (f) Reconciliation (continued):

Years ended March 31,	2006	2005	2004
(vi) (Loss) earnings and (loss) earnings per share for the year:			
(Loss) earnings for the year, under Canadian GAAP	$ (2,199,888)	$ 1,531,244	$ (1,813,005)
Adjustment for deferred exploration expenditures (Note 10(a))	(63,379)	(4,126)	-
Adjustment for write-down of mineral property acquisition and deferred exploration costs (Note 10(a))	-	-	589,669
Adjustment to gain on sale of mineral property previously written-off (Note 10(a))	-	119,386	-
Adjustment for stock-based compensation Note (10(b))	314,879	189,400	-
Loss (earnings) for the year, under US GAAP	(1,948,388)	1,835,904	(1,223,336)
Other Comprehensive income:			
Change in fair value of available for sale marketable securities (Note 10(c) and (d))	82,740	13,450	(17,856)
Change in fair value of long-term investments (Note 10(c))	880,000	-	-
Comprehensive (loss) earnings, under US GAAP	$ (985,648)	$ 1,849,354	$ (1,241,192)
Basic and diluted (loss) earnings per share, under US GAAP	$ (0.04)	$ 0.04	$ (0.02)
(vii) Cash provided by (used in) operating activities:			
Cash provided by (used in) operating activities, under Canadian GAAP	$ (727,123)	$ (858,014)	$ (1,019,586)
Adjustment for deferred exploration (Note 10(a))	(63,379)	(37,106)	-
Cash provided by (used in) operating activities under US GAAP	$ (790,502)	$ (895,120)	$ (1,019,586)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2006, 2005, and 2004

10. **Reconciliation to United States generally accepted accounting principles ("US GAAP") (Continued):**

(f) Reconciliation (continued):

Years ended March 31,	2006	2005	2004
(viii) Cash provided by (used in) investing activities:			
Cash provided by (used in) investing activities, under Canadian GAAP	$ (63,379)	$ (37,106)	$ 4,002
Adjustment for deferred exploration (Note 10(a))	63,379	37,106	-
Cash provided by (used in) investing activities under US GAAP	$ -	$ -	$ 4,002

 **MOUNTAIN PROVINCE DIAMONDS INC.**